UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

PharmaCyte Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

717512X203

(CUSIP Number)

RICHARD ABBE

IROQUOIS CAPITAL MANAGEMENT, LLC

2 Overhill Road, Suite 400

Scarsdale, New York 10583

(212) 974-3070

ANDREW FREEDMAN, ESQ.

MATTHEW W. TRAYLOR, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,174,245 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,174,245 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,174,245 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%*
14	TYPE OF REPORTING PERSON

CO

* The Series A Warrants, the Common Stock Warrants, the Private Placement Warrants (collectively, the “Warrants”) and the Preferred Shares (as defined below) held by certain of the Reporting Persons are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

2

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,174,245 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,174,245 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,174,245 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%*
14	TYPE OF REPORTING PERSON

OO

* The Series A Warrants, the Common Stock Warrants, the Private Placement Warrants (collectively, the “Warrants”) and the Preferred Shares held by certain of the Reporting Persons are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

3

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Iroquois Capital Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		68,370 shares of Common Stock 384,000 shares of Common Stock issuable upon exercise of Warrants* 300,000 shares of Common Stock issuable upon exercise of Preferred Shares*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

68,370 shares of Common Stock 384,000 shares of Common Stock issuable upon exercise of Warrants* 300,000 shares of Common Stock issuable upon exercise of Preferred Shares*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68,370 shares of Common Stock 384,000 shares of Common Stock issuable upon exercise of Warrants* 300,000 shares of Common Stock issuable upon exercise of Preferred Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%*
14	TYPE OF REPORTING PERSON

OO

* The Series A Warrants, the Common Stock Warrants, the Private Placement Warrants (collectively, the “Warrants”) and the Preferred Shares held by certain of the Reporting Persons are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

4

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		68,370 shares of Common Stock 384,000 shares of Common Stock issuable upon exercise of Warrants* 300,000 shares of Common Stock issuable upon exercise of Preferred Shares*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,174,245 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
PERSON WITH	9	SOLE DISPOSITIVE POWER

68,370 shares of Common Stock 384,000 shares of Common Stock issuable upon exercise of Warrants* 300,000 shares of Common Stock issuable upon exercise of Preferred Shares*
	10	SHARED DISPOSITIVE POWER

1,174,245 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,242,615 shares of Common Stock 2,280,000 shares of Common Stock issuable upon exercise of Warrants* 2,000,000 shares of Common Stock issuable upon exercise of Preferred Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%*
14	TYPE OF REPORTING PERSON

IN

* The Series A Warrants, the Common Stock Warrants, the Private Placement Warrants (collectively, the “Warrants”) and the Preferred Shares held by certain of the Reporting Persons are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

5

CUSIP No. 717512X203

1	NAME OF REPORTING PERSON

Kimberly Page
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,174,245 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,174,245 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,174,245 shares of Common Stock 1,896,000 shares of Common Stock issuable upon exercise of Warrants* 1,700,000 shares of Common Stock issuable upon exercise of Preferred Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%*
14	TYPE OF REPORTING PERSON

IN

* The Series A Warrants, the Common Stock Warrants, the Private Placement Warrants (collectively, the “Warrants”) and the Preferred Shares held by certain of the Reporting Persons are subject to a 4.99% blocker and the percentage set forth in row (13) gives effect to such blocker. However, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (8), (10) and (11).

6

CUSIP No. 717512X203

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares and Series A and Common Stock Warrants purchased by Iroquois Master Fund and ICIG were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,174,245 Shares and Series A and Common Stock Warrants to acquire 196,000 Shares beneficially owned by Iroquois Master Fund and Iroquois Capital was approximately $3,339,044.59, including brokerage commissions.

The aggregate purchase price of the 68,370 Shares and Series A and Common Stock Warrants to acquire 84,000 Shares beneficially owned by ICIG was approximately $207,068, including brokerage commissions.

As further described in Item 6 below, pursuant to the Purchase Agreement (as defined below), at the Closing Date (as defined below): (i) Iroquois Master Fund purchased 6,800 Preferred Shares (defined below) convertible into 1,700,000 Shares and 1,700,000 Private Placement Warrants (as defined below) to purchase up to 1,700,000 Shares for approximately $6,800,000 and (ii) Iroquois Capital purchased 1,200 Preferred Shares convertible into 300,000 Shares and 300,000 Private Placement Warrants (as defined below) to purchase up to 300,000 Shares for $1,200,000.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise any of the Warrants or convert any of the Preferred Shares if the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding Shares (the “Blocker”), and the percentage set forth in Row 13 of the cover page for each Reporting Person gives effect to the applicable Blocker. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Warrants or convert any of the Preferred Shares due to the applicable Blocker.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 17,443,385 Shares, which represents the number of Shares issued and outstanding as of March 16, 2023, as represented in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on March 16, 2023.

For purposes of calculating the percentages, excluded from the Reporting Persons’ beneficial ownership due to the Blocker are an aggregate of 4,280,000 Shares underlying certain securities owned by the Reporting Persons, consisting of (i) 2,280,000 Shares issuable upon exercise of Warrants and (ii) 2,000,000 Shares issuable upon exercise of Preferred Shares.

A.	Iroquois Master Fund
(a)	As of the close of business on May 12, 2023, Iroquois Master Fund may be deemed the beneficial owner of (i) 1,174,245 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares.

7

CUSIP No. 717512X203

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,174,245 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and 1,700,000 Shares issuable upon exercise of Preferred Shares.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,174,245 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and 1,700,000 Shares issuable upon exercise of Preferred Shares.

(c)	The transactions in the Shares by Iroquois Master Fund during the past sixty days are incorporated herein by reference.
B.	Iroquois Capital
(a)	Iroquois Capital, as the investment manager to Iroquois Master Fund, may be deemed the beneficial owner of the (i) 1,174,245 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,174,245 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,174,245 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares

(c)

Iroquois Capital has not entered into any transactions in the Shares since the filing of Amendment No. 3 to the Schedule 13D. The transactions in the Shares on behalf of Iroquois Master Fund during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

C.	ICIG
(a)	As of the close of business on May 12, 2023, ICIG may be deemed the beneficial owner of i) 68,370 Shares, (ii) 384,000 Shares issuable upon exercise of Warrants and (iii) 300,000 Shares issuable upon exercise of Preferred Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: (i) 68,370 Shares, (ii) 384,000 Shares issuable upon exercise of Warrants and (iii) 300,000 Shares issuable upon exercise of Preferred Shares
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: (i) 68,370 Shares, (ii) 384,000 Shares issuable upon exercise of Warrants and (iii) 300,000 Shares issuable upon exercise of Preferred Shares
4. Shared power to dispose or direct the disposition: 0

8

CUSIP No. 717512X203

(c)	ICIG has not entered into any transactions in the Shares during the past sixty days.
E.	Richard Abbe
(a)	Mr. Abbe, as the managing member of ICIG, may be deemed the beneficial owner of the i) 68,370 Shares, (ii) 384,000 Shares issuable upon exercise of Warrants and (iii) 300,000 Shares issuable upon exercise of Preferred Shares owned by ICIG. Mr. Abbe, as the President of Iroquois Capital, may be deemed the beneficial owner of the (i) 1,174,245 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares owned by Iroquois Master Fund.

Percentage: Approximately 7.0%

(b)	1. Sole power to vote or direct vote: (i) 68,370 Shares, (ii) 384,000 Shares issuable upon exercise of Warrants and (iii) 300,000 Shares issuable upon exercise of Preferred Shares owned by ICIG
2. Shared power to vote or direct vote: (i) 1,174,245 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: (i) 68,370 Shares, (ii) 384,000 Shares issuable upon exercise of Warrants and (iii) 300,000 Shares issuable upon exercise of Preferred Shares owned by ICIG
4. Shared power to dispose or direct the disposition: (i) 1,174,245 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares owned by Iroquois Master Fund

(c)

Mr. Abbe has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Iroquois Master Fund during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

F.	Kimberly Page
(a)	Mrs. Page, as a Director of Iroquois Master Fund, may be deemed the beneficial owner of the : (i) 1,174,245 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares owned by Iroquois Master Fund.

Percentage: Approximately 6.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: (i) 1,174,245 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares owned by Iroquois Master Fund
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: (i) 1,174,245 Shares, (ii) 1,896,000 Shares issuable upon exercise of Warrants and (iii) 1,700,000 Shares issuable upon exercise of Preferred Shares owned by Iroquois Master Fund

9

CUSIP No. 717512X203

(c)

Mrs. Page has not entered into any transactions in the Shares during the past sixty days. The transaction in the Shares on behalf of Iroquois Master Fund during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 9, 2023, certain of the Reporting Persons entered into a Securities Purchase Agreement (the “Purchase Agreement”) (attached here as Exhibit 99.1) with the Issuer pursuant to which the Reporting Persons agreed to purchase (i) an aggregate of 8,000 shares of the Issuer’s newly-designated Series B convertible preferred stock with a stated value of $1,000 per share, initially convertible into up to 2,000,000 Shares at a conversion price of $4.00 per Share (the “Preferred Shares”), and (ii) 2,000,000 warrants to acquire up to an aggregate of 2,000,000 Shares (the “Private Placement Warrants”) (collectively, the “Private Placement”). The closing of the Private Placement occurred on May 10, 2023 (the “Closing Date”).

The terms of the Preferred Shares are as set forth in the Certificate of Designations, which was filed with the Secretary of State of the State of Nevada on May 10, 2023 and is attached hereto as Exhibit 99.2 (the “Certificate of Designations”). The Preferred Shares will be convertible into Shares (the “Conversion Shares”) at the election of the Reporting Persons at any time at an initial conversion price of $4.00 (the “Conversion Price”). The Conversion Price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment in the event of any issuances of Shares, or securities convertible, exercisable or exchangeable for Shares, at a price below the then-applicable Conversion Price (subject to certain exceptions). The Issuer will be required to redeem the Preferred Shares in equal monthly installments, commencing on November 9, 2023. The amortization payments due upon such redemption are payable, at the company’s election, in cash, or subject to certain limitations, in shares of common stock valued at the lower of (i) the Conversion Price then in effect and (ii) the greater of (A) a 20% discount to the average of the three lowest closing prices of the Issuer’s common stock during the thirty trading day period immediately prior to the date the amortization payment is due or (B) the lower of $0.556 and 20% of the Minimum Price (as defined in Rule 5635 of the Rule of the Nasdaq Stock Market) on the date of receipt of Nasdaq Stockholder Approval (as defined in the Certificate of Designations); provided that if the amount set forth in clause B is the lowest effective price, the Issuer will be required to pay the amortization payment in cash. The Issuer may require the Reporting Person (or other holders) to convert their Preferred Shares into Conversion Shares if the closing price of the Shares exceeds $6.00 per share for 20 consecutive trading days and the daily trading volume of Shares exceeds 1,000,000 shares per day during the same period and certain equity conditions described in the Certificate of Designations are satisfied.

The Private Placement Warrants are exercisable for Shares (the “Private Placement Warrant Shares”) immediately at an exercise price of $4.00 per share (the “Exercise Price”) and expire five years from the date of issuance. The Exercise Price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment, on a “full ratchet” basis, in the event of any issuances of Shares, or securities convertible, exercisable or exchangeable for Shares, at a price below the then-applicable Exercise Price (subject to certain exceptions). The Form of Warrant is attached hereto as Exhibit 99.3.

10

CUSIP No. 717512X203

The Private Placement is exempt from the registration requirements of the Securities Act pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. Each of the relevant Reporting Persons has represented to the Issuer that it is an accredited investor within the meaning of Rule 501(a) of Regulation D and that it is acquiring the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The Preferred Shares and Private Placement Warrants are being offered without any general solicitation by the Issuer or its representatives.

The Purchase Agreement contains certain representations and warranties, covenants and indemnities customary for similar transactions. The representations, warranties and covenants contained in the Purchase Agreement were made solely for the benefit of the parties to the Purchase Agreement and may be subject to limitations agreed upon by the contracting parties.

The Preferred Shares, the Conversion Shares, the Private Placement Warrants and the Private Placement Warrant Shares have not been registered under the Securities Act. In connection with the Purchase Agreement, on May 9, 2023, the Issuer and certain of the Reporting Persons entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer will be required to file a resale registration statement (the “Registration Statement”) with the SEC to register for resale 200% of the Conversion Shares and the Private Placement Warrant Shares promptly following the Closing Date, but in no event later than 30 calendar days after the effective date of the Registration Rights Agreement, and to have such Registration Statement declared effective by the Effectiveness Date (as defined in the Registration Rights Agreement). The Issuer will be obligated to pay certain liquidated damages to the Reporting Persons if the Issuer fails to file the Registration Statement when required, fails to file or cause the Registration Statement to be declared effective by the SEC when required, or fails to maintain the effectiveness of the Registration Statement pursuant to the terms of the Registration Rights Agreement. The Registration Rights Agreement is attached hereto as Exhibit 99.4.

The foregoing description of the Purchase Agreement, the Preferred Shares, the Private Placement Warrants and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Purchase Agreement, the Certificate of Designations, the Form of Warrant and the Form of Registration Rights Agreement, which are referenced hereto as Exhibits 99.1, 99.2, 99.3, and 99.4, respectively.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Form of Purchase Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 11, 2023)
99.2	Certificate of Designations ((incorporated herein by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 11, 2023)
99.3	Form of Warrant (incorporated herein by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 11, 2023)
99.4	Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 11, 2023)
11

CUSIP No. 717512X203

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2023

IROQUOIS MASTER FUND LTD.

By:	Iroquois Capital Management, LLC,
its investment manager

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL MANAGEMENT, LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	President

IROQUOIS CAPITAL INVESTMENT GROUP LLC

By:	/s/ Richard Abbe
	Name:	Richard Abbe
	Title:	Managing Member

/s/ Richard Abbe
RICHARD ABBE

/s/ Kimberly Page
KIMBERLY PAGE

12

CUSIP No. 717512X203

SCHEDULE A

Transactions in the Securities of the Issuer during the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

IROQUOIS MASTER FUND LTD.

Purchase of Common Stock	3,000	2.90	3/13/2023
Purchase of Common Stock	2,077	2.90	3/14/2023
Sale of Common Stock	600	2.94	3/14/2023
Purchase of Common Stock	7,437	2.88	3/15/2023
Purchase of Common Stock	24,217	2.85	3/16/2023
Purchase of Common Stock	16,807	2.86	3/17/2023
Purchase of Common Stock	8,604	2.86	3/21/2023
Purchase of Common Stock	400	2.85	3/22/2023
Purchase of Common Stock	500	2.86	3/23/2023
Purchase of Common Stock	600	2.86	3/27/2023
Purchase of Common Stock	500	2.86	3/28/2023
Sale of Common Stock	10	2.89	3/28/2023
Purchase of Common Stock	2,500	2.84	3/29/2023
Purchase of Common Stock	3,700	2.86	3/30/2023
Purchase of Common Stock	9,000	2.91	3/31/2023
Purchase of Common Stock	13,655	2.94	4/3/2023
Purchase of Common Stock	2,500	2.94	4/3/2023
Purchase of Common Stock	85,750	2.95	4/4/2023
Sale of Common Stock	300,000	2.97	4/4/2023
Purchase of Common Stock	7,100	2.91	4/5/2023
Purchase of Common Stock	14,976	2.93	4/6/2023
Purchase of Common Stock	1,762	2.94	4/6/2023
Purchase of Common Stock	4,372	2.96	4/10/2023
Purchase of Common Stock	7,900	2.98	4/11/2023
Purchase of Common Stock	21,703	2.98	4/12/2023
Purchase of Common Stock	3,174	2.99	4/13/2023
Purchase of Common Stock	52,393	2.96	4/14/2023
Purchase of Common Stock	1,773	2.96	4/17/2023
Purchase of Common Stock	881	2.96	4/18/2023
Purchase of Common Stock	23,300	2.95	4/19/2023
Purchase of Common Stock	4,920	2.97	4/20/2023
Purchase of Common Stock	31,346	2.95	4/21/2023
Purchase of Common Stock	8,837	2.99	4/24/2023
Purchase of Common Stock	13,480	2.99	4/25/2023
Purchase of Common Stock	1,798	2.99	4/26/2023
Purchase of Common Stock	205	2.97	4/27/2023
Purchase of Common Stock	20,000	3.04	5/11/2023